UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington,
D.C. 20549
_________________
FORM 6-K
REPORT OF FOREIGN PRIVATE
ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Date: May 5, 2026
UBS Group AG
(Registrant's Name)
Bahnhofstrasse 45, 8001 Zurich, Switzerland
(Address of principal executive office)
Commission File Number: 1-36764
Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40- F.
Form 20-F
☒
Form 40-F
☐

This Form 6-K consists of the newly registered Articles of Association of UBS Group AG, which appear immediately following this page.

Articles
of
Association
UBS Group AG
(UBS
Group
SA)
(UBS
Group
Inc.)
15 April 2026

The present text is a translation of the original
German Articles of Association
(“Statuten
”
) which constitute the definitive text and are binding in law.
In these Articles of Association, references to the generic masculine equally apply
to both sexes.

Contents
Section 1
Name, registered
office, business
object and
duration
of the Corporation
4
Section 2
Share capital
5
Section 3
Corporate bodies
10
A.
General Meeting
10
B.
Board of Directors
15
C.
Group Executive Board
21
D.
Auditors
23
Section 4
Financial statements and
appropriation of profit, reserves
24
Section 5
Compensation of the members of the Board of Directors
and the Group Executive Board
25
Section 6
Notices and jurisdiction
28
Section 7
Disclosure of contributions in kind
29

Section 1
Name, registered office, business object and
duration of the Corporation
Article 1
Name and
registered office
A corporation limited by shares under the
name of
UBS Group AG / UBS Group SA / UBS Group Inc. is
established with its registered office in Zurich.
Article 2
Purpose
1
The purpose
of the
Corporation is
to acquire,
hold, manage
and sell
direct and
indirect participations
in enterprises
of any
kind, in particular in the area of banking, financial, advisory, trading and service activities in Switzerland and abroad.
2
The Corporation may establish enterprises
of any kind in
Switzerland and abroad, hold equity interests in these
enterprises, and conduct their management.
3
The Corporation
is authorized
to acquire,
mortgage and
sell
real estate and building rights in Switzerland and abroad.
4
The Corporation may provide loans, guarantees
and other
kinds of financing and security for Group companies and
borrow and invest money on the money and capital
markets.
Article 3
Duration
The duration
of the
Corporation shall
not be
limited by
time.

Section 2
Share capital
Share capital
Conditional
capital
Article 4
The share capital
of the Corporation
is USD
327,780,516.40,
divided into 3,277,805,164 registered shares with a par
value of USD 0.10 each. The share capital is fully paid up.
Article 4a
1
The share capital may be increased by a maximum of
USD 12,170,583.00 through the issuance of a maximum
of
121,705,830 fully paid registered shares with a
par
value
of USD
0.10
each
upon
exercise
of employee
options
is-
sued to employees and members of the management and
of
the
Board of
Directors of
the
Corporation and its sub-
sidiaries. The
preemptive
rights
and
the
advance
subscrip-
tion rights of the shareholders shall be excluded. The
issuance of these options to employees and members of
the management and of the Board of Directors of the
Corporation and
its subsidiaries will take
place
in accord-
ance with the plan rules issued by the Board of Directors
and
its
compensation
committee.
The
acquisition
of
shares through
the exercise of option rights as well as
every subsequent transfer of these shares shall be subject
to
the
registration
requirements
set
forth
in
Article
5
of
the Articles of Association.
2
The share capital may be increased in an amount
not to
exceed USD 38,000,000 by the issuance of up to
380,000,000 fully paid registered shares with a nominal
value of USD 0.10 each
through the voluntary or mandatory
exercise of conversion rights and/or warrants granted in
connection with the issuance of bonds or similar financial
instruments by the Corporation or one of its Group compa-
nies on national or international capital markets. The pre-
emptive rights of the shareholders shall be excluded. The
then current owners of conversion rights and/or warrants
shall be entitled to subscribe for the new shares. The condi-
tions of the conversion rights and/or warrants shall be de-
termined by the Board of Directors.

The acquisition of shares through voluntary or mandatory
exercise of conversion rights and/or warrants, as well as
each subsequent transfer of the
shares, shall be subject to
the registration requirements set forth in Article 5 of the
Articles of Association.
In connection with the issuance of convertible bonds or
bonds with warrants or similar financial instruments, the
Board of Directors shall be authorized to restrict or exclude the advance
subscription
rights of
shareholders if
such instru-
ments are issued (i) on national or international capital mar-
kets or (ii) to one or more financial investors. If the advance subscription rights are restricted or
excluded by the Board of
Directors, the following shall apply: the issuance of such in-
strument shall be made at prevailing market conditions,
and
the new shares shall be issued pursuant to the relevant con-
ditions of
that financial
instrument. Conversion
rights may
be
exercised during a maximum 10-year period, and warrants
may be exercised during a maximum 7-year period, in each
case from the date of the respective issuance. The issuance
of the new shares upon voluntary or mandatory exercise of
conversion rights and/or warrants shall be made at condi-
tions taking into account the market price of the shares
and/or comparable instruments with a market price at the
time of the issuance of the relevant financial instrument.
Article 4b
Conversion
capital
1
The share capital may be increased by a maximum of USD
70,000,000 through the issuance of a maximum of
700,000,000 fully paid registered shares with a par value of
USD 0.10 each, through the mandatory conversion of
claims arising upon the occurrence of one or more trigger
events under financial market instruments with contingent
conversion features (Financial Market Instruments)
issued by
UBS Group AG.
2
The issue price or the rules by which
the issue price is set
shall be determined by the Board of Directors, taking due
account of the applicable
market conditions.

3
The preemptive rights of the shareholders shall be ex-
cluded. Holders of Financial
Market Instruments are entitled
to acquire the new shares.
4
Shareholders’ advance subscription rights with regard to
Financial Market Instruments shall be excluded provided the
Financial Market Instruments are issued (i)
at prevailing mar-
ket conditions; or (ii) at a discount if a rapid and full place-
ment of larger tranches of the Financial Market Instruments
is required.
5
The acquisition of shares through the conversion of Finan-
cial Market Instruments, and any subsequent transfer of
these shares shall be subject to the registration require-
ments set forth in Article 5 of the Articles of Association.
6
Newly created shares may be issued in a form
other than
intermediary-held securities.
Article 5
Share register
and nominees
1
A share register is maintained for the registered shares, in which owners’ and usufructuaries’ family and given names
are entered, with their complete address and nationality
(or registered office for legal entities). Shares held in joint accounts may be registered jointly with voting rights, if all registered owners of the shares provide
the declaration
requested in paragraph 3 below.
2
If the mailing address of a shareholder changes, the new
address must be communicated to the Corporation. As long
as this
has not
been done,
all written
communications will
be
sent to the address entered in the share register,
this being
valid according to the requirements of the law.
3
Those who acquire registered shares shall be entered
in
the share register as shareholders with voting rights if they expressly declare that they acquired these registered
shares
in their own names and for their own account. If the party
acquiring the
shares is
not prepared
to provide
such a
decla-
ration, the
Board of
Directors may
refuse to
allow the
shares
to be
entered with
voting rights.

4
The restriction
on registration
under paragraph 3
above
also applies to shares acquired by the exercise of preemp-
tive, option or conversion rights.
5
The Board of Directors is authorized, after hearing the po-
sition of the registered shareholder or nominee affected, to strike the entry of a shareholder with voting
rights from the
share register retroactively with effect
to the date of the
entry,
if it was obtained under false pretenses. The party
affected must be informed of the action immediately.
6
The Board of Directors formulates general principles relat-
ing to the registration of fiduciaries/nominees
and issues the
necessary regulations to ensure compliance with the above
provisions.
Article 6
Form of shares
1
Registered shares of the Corporation will be, subject to
paragraph 2, in the form of
uncertificated securities (in the
sense of the Swiss Code of Obligations) and intermediary-
held securities (in the sense of
the Swiss Federal Intermedi-
ated Securities Act).
2
Following his registration in the share register,
the share-
holder may request the Corporation to issue a written
state-
ment in respect of his registered shares at any time; how-
ever,
he has no entitlement to the printing and delivery of
share certificates. In contrast, the Corporation may print
and deliver share certificates for registered shares (single certificates, certificates representing multiples of shares or global certificates) at any time. It may withdraw registered shares issued as intermediary-held securities from the
respective custody system. With the consent of the share-
holder,
the Corporation may cancel
issued certificates which
are returned to it without replacement.
3
Intermediated securities based
on registered
shares of
the
Corporation cannot be transferred by way of assignment. A
security interest in any such intermediated securities also
cannot be granted by way of assignment.

Article 7
Exercise of rights
1
The Corporation recognizes only one representative per
share.
2
Voting rights and associated rights may only be
exercised
in relation to the Corporation by a
party entered in the
share register as having the right to vote.

Section 3
Corporate
bodies
A.
General Meeting
Article 8
Authority
The General Meeting is
the Corporation’s supreme corpo-
rate body.
Article 9
Types of General
Meetings
a. Annual
General
Meeting
The Annual General Meeting
takes place every year
within
six months after the close of the financial year; the annual report, the compensation report and the reports of the
Auditors must be available to shareholders at least twenty
days before the meeting.
Article 10
b. Extraordinary
General Meetings
1
Extraordinary General Meetings are convened whenever
the Board of Directors or the Auditors consider it necessary.
2
Such a meeting must also be convened upon a resolution
of the General Meeting or a written request from one or
more shareholders representing together at least one twen-
tieth of the share capital, specifying the items to be in-
cluded on the agenda and the proposals to be put forward.
Article 10a
Venue
1
The Board
of Directors
may also provide
that shareholders
who are not present at the venue(s) of the General Meeting
may exercise their rights by electronic means.
2
Alternatively and in exceptional
circumstances, the Board
of Directors may provide that the
General Meeting shall be
held by electronic means without a
venue.
Article 11
Convening
1
The General Meeting shall be called by
the Board of Direc-
tors or,
if need be, by the Auditors at least twenty days be-
fore the meeting is to take place in accordance with Article
47 of these Articles of Association.

2
The notice to convene the General
Meeting shall specify
a) the date, beginning, mode and venue
b) the agenda items
c)
the motions of the
Board of Directors together with a
brief statement of the reasons
d)
the motions from shareholders together with
a brief
statement of the reasons, if any
e)
the name and address of the
independent proxy and
f)
in the event of elections,
the names of the proposed
candidates.
Article 12
Placing of
items
on the agenda
1
Shareholders representing shares
with an aggregate par
value of USD 62,500 may submit requests for items to be
placed on the agenda for consideration by the General
Meeting or that motions relating to agenda items be in-
cluded in the notice to convene
the General Meeting. Their
requests for agenda items or motions shall be submitted in
writing within the deadline published by the Corporation
and specify the requests for agenda items and motions to
be put forward.
2
No resolutions may be passed concerning items which
have not been duly placed on
the agenda, except on a
mo-
tion put forward at the General Meeting to call an Extraor-
dinary General Meeting or a motion for a special investiga-
tion to be carried out.
Article 13
Chairmanship,
tellers, minutes
1
The Chairman of the Board of Directors or,
if the Chair-
man cannot attend, a Vice Chairman or another member
designated by the Board of Directors, shall preside over the
General Meeting and appoint a
secretary and the necessary
tellers.
2
Minutes are kept of the proceedings and must
be signed
by the presiding chair of
the meeting and the secretary.

Article 14
Shareholder
proxies
1
The Board of Directors
issues procedural rules
for participa-
tion and
representation of
shareholders at
the General
Meet-
ing, including the requirements as to powers of attorney.
2
A shareholder may only be represented at the General
Meeting by his legal representative, under a written
power
of attorney by a proxy who does not need to be a share-
holder or,
under a written or electronic power of attorney,
by the Independent Proxy.
3
The presiding chair of the meeting decides
whether to rec-
ognize the power of attorney.
Article 15
Independent Proxy
1
The Independent Proxy shall be elected by the General
Meeting for a term of
office expiring after completion of
the next Annual General Meeting.
2
Re-election is permitted.
3
If the Corporation does not have an Independent Proxy,
the Board of Directors shall appoint the
Independent Proxy
for the next General Meeting.
Article 16
Voting right
Each share conveys the right to
cast one vote.
Article 17
Resolutions,
elections
1
Resolutions and elections are decided at the General
Meeting by a majority of the votes represented, excluding
blank and invalid ballots, subject
to these Articles of Associ-
ation and the compulsory provisions of the law.
2
A resolution to change Article 19 of the Articles of Associ-
ation, to remove one fourth or more of the
members of the
Board of Directors or to delete or modify Article 17 para-
graph 2 of the Articles of Association must receive at least two thirds of the votes represented.

3
The presiding chair of the meeting shall decide whether
voting on resolutions and
elections be conducted electroni-
cally,
by a show of hands or by a written ballot. Sharehold-
ers representing at least 3% of the votes represented may
always request that a vote or election take place electroni-
cally or by a written ballot.
4
In the case of a written ballot,
the presiding chair of the
meeting may rule that only the
ballots of those shareholders
shall be collected who choose to abstain or to cast a nega-
tive vote, and that all other shares represented at the
General Meeting at the time of the vote shall be counted in
favor,
in order to expedite the counting of the votes.
5
The presiding chair of the meeting may order that a reso-
lution or election be repeated if, in his view, the results
of
the vote are in doubt. In this
case, the preceding resolution
or election shall be deemed to have not occurred.
Article 18
Powers
The General Meeting has
the following powers:
a) To
establish and amend the Articles
of Association
b) To
elect the members and the Chairman
of the Board of
Directors and the members of the compensation com-
mittee
c) To elect the Auditors
d) To elect the Independent Proxy
e) To approve the management report and the Group fi-
nancial statements
f) To
approve the financial statements
and to decide upon
the appropriation of the net profit shown in the balance
sheet
g) To determine interim dividends and approve the interim
financial statements required for this purpose
h) To approve the compensation for the Board of Directors
and the Group Executive Board pursuant to Article 43 of
the Articles of Association

i) To
take the decision on the
repayment of the statutory
capital reserve
j) To
give the members of the Board of
Directors and of
the Group Executive Board a discharge
k) To
de-list equity securities of
the Corporation
l) To
take decisions on all matters reserved to
the General
Meeting by law or by the Articles of Association, or
which are placed before it by the Board of Directors.

B. Board of Directors
Article 19
Number of
Board members
The Board of Directors shall consist of at least
six and no
more than twelve members.
Article 20
Term
of office
1
The members of the Board of Directors and its
Chairman
are elected individually and for a term of office until the
completion of the next Annual General Meeting.
2
Members whose term of office has expired
are immedi-
ately eligible for re-election.
Organization
Article 21
1
Except for the election of the Chairman and the members
of the compensation committee by the General Meeting,
the Board of Directors shall constitute itself. It shall elect at least one Vice Chairman and
a Senior Independent Director
from among its members.
2
The Board of Directors shall appoint its secretary, who
need not be a member of the Board.
3
If the office of the Chairman is vacant, the Board of Direc-
tors shall appoint
a new Chairman
from among its
members
for the remaining term of office.
Convening,
participation
Article 22
1
The Chairman shall convene the Board of
Directors as
often as business requires, but at least six times a year.
2
The Board of Directors shall also be convened if one of
its
members or the Group Chief Executive Officer submits a
written request (including by e-mail or other electronic
means) to the Chairman to
hold such a meeting.

Article 23
Decisions
1
Decisions of the Board of Directors are taken by a majority
of the votes present. In case of a tie, the presiding chair of the meeting shall cast the deciding vote.
2
The number of members who must be present to consti-
tute a quorum and the modalities
for the passing of resolu-
tions shall be laid down by the Board of Directors in the
Organization Regulations. No such quorum is required for
decisions confirming and amending resolutions relating to
changes to capital and changes in currency of the share
capital.
Article 24
Duties and
powers
1
The Board of Directors has ultimate responsibility
for the
management of the
Corporation and the
supervision and
control of its executive management.
2
The Board of Directors may also take decisions on all
matters which are not expressly reserved to the
General
Meeting or to another corporate body by law or by the
Articles of Association.
Article 25
Ultimate
responsibility for
the management
of the
Corporation
The ultimate responsibility for the
management of the
Corporation comprises in particular:
a)
Preparing of and deciding on proposals to
be placed
before the General Meeting
b) Issuing the regulations necessary for the conduct of
business and for the delineation
of authority, in particu-
lar the Organization Regulations and the regulations
governing the Group Internal Audit
c) Laying down the principles for the accounting, financial
and risk controls and financial
planning, in particular the
allocation of equity resources and risk capital for busi-
ness operations

d) Decisions on Group strategy and other matters reserved
to the Board
of Directors
under the Organization
Regu-
lations
e) Appointment and removal of (i) the Group Chief Execu-
tive Officer, (ii) such other members of the Group Execu-
tive Board as the Organization Regulations require to be
appointed by the Board of Directors and (iii) the Head of
Group Internal Audit
f) Decisions on increasing or decreasing the share capital,
to the extent this falls within
the authority of the Board
of Directors, on the report concerning an increase in
capital and on the ascertainment of changes to capital
and the corresponding amendments to the Articles of
Association.
Article 26
Supervision,
control
Supervision and control of the business management com-
prises in particular the following:
a) Review and approval of the management report, Group
and parent
company financial statements,
the compen-
sation report as well as quarterly financial statements
b) Acceptance of regular reports covering the course of
business and the position of the Group, the status and
development of country, counterparty and market risks
and the extent to which equity and risk capital are tied
up due to business operations
c)
Consideration of reports prepared by
the Auditors.
Article 27
Delegation,
Organization
Regulations
The Board of Directors may delegate part of its authority to one or more of its members or to third parties, subject to
Articles 25 and 26 of
the Articles of Association. The alloca-
tion of authority and functions shall be defined in the
Organization Regulations.

Article 28
Number of mem-
bers, term
of office
and organization
of the compensa-
tion committee
1
The compensation committee shall consist of
at least three
members of the Board of Directors.
2
The compensation committee shall organize itself within
the limits of the law and of the
Articles of Association. The
Board of Directors shall appoint a chairperson.
3
If there are vacancies on the compensation committee,
the
Board of Directors shall appoint the missing members from
among its members for the remaining term of office.
Article 29
Duties and
1
The compensation committee supports
the Board of Direc-
powers of the
tors in establishing and
reviewing the Corporation’s com-
compensation
pensation strategy and
guidelines and in articulating
the
committee
performance criteria relevant for
determining individual to-
tal compensation for each
member of the Group Executive
Board. The compensation committee
also prepares the pro-
posals to the General
Meeting regarding the compensation
of the Board of Directors and of
the Group Executive Board
and may submit proposals to the
Board of Directors on
other compensation-related
issues.
2
The Board of
Directors shall determine,
and codify in the
Organization Regulations, for
which functions of
the
Group Executive
Board the
compensation committee
shall
establish and review
financial and non-financial
perfor-
mance targets and assess
the performance against
these
targets to
determine compensation
recommendations for
the members of the
Group Executive Board.
In accordance
with the
Organization
Regulations,
these recommendations
shall be
presented to
the Board
of Directors
for review
or ap-
proval, subject to
the approval by
the General Meeting as
set out in
Article 43 of the
Articles of Association. The
compensation committee shall,
in accordance
with the
Organization Regulations, also
submit a proposal
for the
compensation for the
members of the Board
of Directors
to the Board
of Directors, subject
to the approval
by the

General Meeting as set out in Article 43 of the Articles of
Association.
3
The Board of Directors may delegate further tasks to the
compensation committee which shall be determined in the
Organization
Regulations
approved
by the
Board
of Directors.
Article 30
Signatures
The due and valid representation of the Corporation by
members of the Board of Directors or further persons shall
be determined
in the
Organization Regulations
and a
specific
directive.
Article 31
Mandates
1
No member of the Board of Directors may hold more than
four additional mandates
in listed companies
and five addi-
tional mandates in non-listed companies.
2
The following mandates are not subject to the limitations
set forth in paragraph 1:
a)
Mandates in companies which are controlled by
the Cor-
poration or which control the Corporation
b) Mandates held at the request of the Corporation or
companies controlled by it. No member of
the Board of
Directors shall hold more than ten such mandates
c)
Mandates in associations,
charitable organizations, foun-
dations, trusts and employee welfare foundations with-
out commercial purpose. No member of
the Board of Di-
rectors shall hold more than ten such mandates.
3
Mandates shall mean activities as a member of the board
of directors, management board or in
comparable functions
in other businesses with commercial purpose. Mandates in
different legal entities which are under joint control are
deemed one mandate.

Article 32
Terms
of agree-
ments relating
to
compensation
The Corporation or companies controlled by it may enter
into agreements for a fixed term with members of the
Board of Directors relating to their compensation.
Duration
and termination shall comply with the term of office and
the law.
Article 33
Loans
Loans to
the independent
members of
the Board
of Directors
shall be made in accordance with the customary business
and market conditions. Loans to the non-independent
members of the Board of Directors shall be made in the
ordinary course of business on substantially the same terms
as those granted to employees of the Corporation or com-
panies controlled by it. The total amount of such loans shall not exceed CHF 20,000,000 per
member.

C. Group Executive Board
Article 34
Organization
The Group Executive Board is composed of
the Group Chief
Executive Officer and at least three other members as fur-
ther set forth in the Organization Regulations.
Article 35
Functions,
authorities
1
The Group Executive Board acting under the leadership of
the Group Chief Executive Officer is responsible for the
management of the Group. It is the supreme executive
body as defined by the Swiss Federal Law on Banks and
Savings Banks. It implements the
Group strategy decided by
the Board of Directors and ensures the execution of the
decisions of the Board of Directors. It is responsible for the
Group’s results.
2
The responsibilities and authorities of the Group Executive
Board and
other management
units designated
by the
Board
of Directors are set forth in the Organization Regulations.
Article 36
Mandates
1
No member of the Group Executive Board may hold
more
than one additional mandate in a listed company and five
additional mandates in non-listed companies, subject to
approval by the Board of Directors.
2
The following mandates are not subject
to the limitations
set forth in paragraph 1:
a)
Mandates in companies which are controlled by
the Cor-
poration or which control the Corporation
b) Mandates held at the request of the Corporation or
companies controlled by it. No member of
the Group Ex-
ecutive Board shall hold more than ten such mandates
c)
Mandates in
associations, charitable
organizations, foun-
dations, trusts and employee welfare foundations with-
out commercial
purpose. No
member of
the Group
Exec-
utive Board
shall hold
more than
eight such
mandates.

3
Mandates shall mean activities as a member of the board
of directors, management board or in
comparable functions
in other businesses with commercial purpose. Mandates in
different legal entities which are under joint control are
deemed one mandate.
Article 37
Employment
contract terms
1
The term
of employment
contracts with
the members
of
the Group Executive
Board may be
unlimited with a
notice
period of up to twelve months or may be fixed with a term
of up to one year.
2
The Corporation or companies controlled by it may enter
into non-compete agreements with the members of the
Group Executive Board for the time after
termination of the
employment agreement for a duration of up to one year.
The respective consideration shall not exceed the average
annual compensation paid or granted to such member of
the Group
Executive Board
during the
last three
financial
years prior to termination.
Article 38
Loans
Loans to the members of the Group Executive Board shall
be made in the ordinary course of business on substantially
the same terms as those granted to employees of the Cor-
poration or companies controlled by it. The
total amount of
such loans shall not
exceed CHF 20,000,000 per member.

D. Auditors
Article 39
Term of office,
authority and
duties
1
An auditing company subject to governmental supervision
as required by law is to be appointed as Auditors.
2
The General Meeting shall elect the Auditors for a term of
office of one year.
The rights and duties of the Auditors are
determined by the provisions of the law.
3
The General Meeting may appoint
Special Auditors for a
term of three years, who
provide the attestations required
for capital increases.

Section 4
Financial statements
and appropriation
of profit, reserves
Article 40
Financial year
The financial statements and the
Group financial statements
are closed on 31 December of each year.
Article 41
Appropriation of
disposable profit
1
At least 5% of the profit for the year after set-off of bal-
ance sheet losses, if any, is allocated to the statutory reserve from retained earnings until such time as said reserve, to-
gether with the statutory capital reserve, amounts to 20%
of the share capital.
2
The remaining profit is, subject to the provisions of the
Swiss Code of Obligations and
of the Swiss Federal Banking
Act, at the disposal of the General Meeting who may also
use it for the formation of free or special reserves.
Article 42
Reserves
The General Meeting determines
the utilization of the statu-
tory capital reserve in accordance with the legal provisions acting upon the proposal of the
Board of Directors.

Section 5
Compensation of the members
of the Board
of Directors and the Group Executive Board
Article 43
Approval of the
compensation of
the Board of
Directors and
the
Group Executive
Board
1
The General Meeting shall approve the proposals of the
Board of Directors in relation to:
a)
The maximum aggregate amount of
compensation of
the Board of Directors for the period until the next
Annual General Meeting
b) The maximum aggregate amount of fixed compensation
of the Group
Executive Board
for the following
financial
year
c) The aggregate amount of variable compensation of the
Group Executive Board for the preceding financial year.
2
The Board of Directors may submit for approval by the
General Meeting deviating or
additional proposals relating
to the same or different periods.
3
In the event the General Meeting does
not approve a pro-
posal of the Board of Directors, the Board of Directors
shall determine, taking into account all relevant factors, the respective (maximum) aggregate amount or (maximum)
partial amounts and submit the
amount(s) so determined for
approval by the General Meeting.
4
The Corporation or companies controlled by it may pay or
grant compensation prior to
approval by the General
Meet-
ing, subject to subsequent approval.
Article 44
General
compensation
principles
1
The compensation system of the Corporation is designed
to align
reward with
sustainable performance
and to
support
appropriate and controlled risk-taking.
2
When determining individual compensation, the Board of
Directors or,
where delegated to it, the compensation com-
mittee takes into account position and level of responsibility of the recipient and performance of the Corporation and
companies controlled by it. It ensures compliance
with appli-
cable laws and regulatory requirements.

3
Compensation may be paid or granted in
the form of cash,
shares, financial instruments or units, in kind, or in the form of benefits. The Board of Directors or,
where delegated to
it, the compensation committee determines the key fea-
tures, such as grant, vesting, exercise and forfeiture condi-
tions and applicable harmful acts provisions. The Board of
Directors, or where delegated to it, the compensation com-
mittee may provide, among other things, for continuation,
acceleration or removal of vesting and exercise conditions,
for payment or grant of compensation assuming target
achievement or for forfeiture in the event of predetermined
events such as a change-of-control or termination of an em-
ployment or mandate agreement. The Corporation or com-
panies controlled by it may procure any shares required
to
meet any resulting payment obligations through purchases
in the market or,
to the extent available, by using the Cor-
poration’s conditional share capital.
4
Compensation may be paid or
granted by the Corporation
or companies controlled by it.
Article 45
Compensation
of the Board
of Directors
1
Compensation of the members of the Board of Directors
shall comprise a base remuneration and
may comprise other
compensation elements and benefits.
2
Compensation of the members of the Board of
Directors is
intended to recognize the responsibility and governance
nature of their role, to attract and retain qualified individu-
als and to ensure alignment with shareholders’ interest.
Article 46
Compensation
of the Group
Executive Board
1
Compensation of the members of the Group Executive
Board shall comprise fixed and
variable compensation ele-
ments.
2
Fixed compensation shall comprise
the base salary and
may comprise other
compensation elements and
benefits.

3
Variable compensation elements shall be governed by
financial and non-financial performance
measures that take
into account the performance of the Corporation and/or
parts thereof, targets in relation to the market, other com-
panies or comparable benchmarks, short- and long-term
strategic objectives and/or individual targets. The Board of
Directors or,
where delegated to it, the compensation com-
mittee determines the respective performance measures,
the overall and individual performance targets, and their
achievements.
4
The Board of Directors or,
where delegated to it, the com-
pensation committee aims
to ensure alignment with
sustain-
able performance and appropriate risk-taking through ade-
quate deferrals,
forfeiture conditions,
caps on
compensation,
harmful acts provisions and similar means with regard to
parts of
or all
of the
compensation. Parts
of variable
compen-
sation shall be subject to a multi-year vesting period.
5
If the maximum aggregate amount of compensation
already approved by the General Meeting is not
sufficient to
also cover the compensation of a person who becomes a
member of the Group Executive Board after the General
Meeting has approved the compensation, the Corporation
or companies controlled by it shall be authorized to pay or
grant each such Group Executive Board member a supple-
mentary amount during the compensation period(s) already
approved. The aggregate pool for such supplementary
amounts per compensation period shall not exceed 40% of
the average of total annual compensation paid or granted
to the Group Executive Board during the previous three
years.

Section 6
Notices and
jurisdiction
all
the
ica-
orm
sig-
Official
means
of publication
Article 47
1
The official means of publication of the
Corporation sh
be the Swiss Official Gazette of Commerce.
2
Notices by the Corporation to
the shareholders may, at
choice of the Board of Directors, be validly
given by publ
tion in the Swiss Official Gazette
of Commerce or,
in a f
that allows proof by text. The Board of Directors may de
nate further means of publications as well.
Article 48
Jurisdiction
Jurisdiction for any disputes
arising out of the
corporate
relationship shall solely be at the
registered office of the
Corporation.

Section 7
Disclosure of
contributions in
kind
Article 49
Contribution in
kind
1
In connection with the capital increase dated 26 November
2014, the Corporation acquires from UBS AG, Zurich and
Basel, acting as contributor in kind and exchange agent in
its own name but for account
of certain shareholders of UBS
AG, Zurich and Basel, who have tendered their shares in the
course of the public exchange offer of the Corporation,
3,183,370,731 shares of UBS AG, Zurich and Basel, with a
par value of CHF 0.10 each and a total value of CHF
32,718,731,974.95. In return, the Corporation has issued
3,183,370,731 registered shares in the Corporation with a
par value of CHF 0.10 each to the contributor in kind.
2
In connection with the capital
increase dated 26 November
2014, the Corporation acquires from UBS Securities LLC,
1285 Avenue of the Americas, New York,
NY 10019, U.S.,
acting as contributor in kind and exchange agent in its own
name but for account of certain shareholders of UBS AG,
Zurich and Basel, who have tendered their shares in the
course of the public exchange offer of the Corporation,
201,494,824 shares of UBS AG, Zurich and Basel, with a par
value of CHF 0.10 each and a total value of CHF
2,070,966,814.07. In return, the Corporation has issued
201,494,824 registered shares in the Corporation with a
par
value of CHF 0.10 each to the contributor in kind.
3
In connection with the capital
increase dated 26 November
2014, the Corporation acquires from UBS AG, Zurich and
Basel, acting as contributor in kind in its own name and in
relation to shares tendered during the initial offer period in the course of the public exchange offer of the Corporation,
90,490,886 shares of UBS AG, Zurich and Basel, with a par
value of CHF 0.10 each and a total value of
CHF 1,533,820,517.70. In return, the Corporation has is-
sued, on a one-to-one basis, 90,490,886 registered shares
in the Corporation with a par
value of CHF 0.10 each to
the
contributor in kind.

4
In connection with the capital increase dated 16 December
2014, the Corporation acquires from UBS AG, Zurich and
Basel, acting as contributor in kind in its own name but for account of certain shareholders of UBS AG, Zurich and Ba-
sel, who (i) have tendered their shares in the course of the public exchange offer of the Corporation or (ii) have offered their registered shares for a private exchange under the
terms of this public exchange offer,
229,042,914 shares of
UBS AG, Zurich and Basel, with a par value of CHF 0.10
each and a total value of CHF 2,244,527,510.81. In return,
the Corporation has issued, on a one-to-one basis,
229,042,914 registered shares in the Corporation with a
par
value of CHF 0.10 each to the contributor in kind.
5
In connection with the capital increase dated 16 December
2014, the Corporation acquires from UBS Securities LLC,
1285 Avenue of the Americas, New York,
NY 10019, U.S.,
acting as contributor in kind in its own name but for ac-
count of certain shareholders of UBS AG, Zurich and Basel,
who have tendered their shares in the course of the public
exchange offer of the Corporation, 12,510,852 shares of
UBS AG, Zurich and Basel, with a par value of CHF 0.10
each and a total value of CHF 122,601,267.19. In return,
the Corporation has issued, on a one-to-one basis,
12,510,852 registered shares in the Corporation with a par
value of CHF 0.10 each to the contributor in kind.
6
In connection with the capital increase dated 10 February
2015, the Corporation acquires from UBS AG, Zurich and
Basel, 11,800,250 shares of UBS AG, Zurich
and Basel, with
a par value of CHF 0.10 each and a total value of
CHF 130,476,501.09. In return, the Corporation has issued
11,800,250 registered shares in the
Corporation with a par
value of CHF 0.10 each to the contributor in kind.
7
In connection with the capital increase dated 9 March
2015, the Corporation acquires from UBS AG, Zurich and
Basel, 9,525,000 shares of UBS AG, Zurich and
Basel, with a
par value of CHF 0.10 each and a total value of

CHF 104,986,854.19. In return,
the Corporation has issued,
on a one-to-one basis, 9,525,000 registered shares in the
Corporation with a par value of CHF 0.10 each to the con-
tributor in kind.
8
In connection with the capital increase dated 12 June
2015, the Corporation acquires from UBS AG, Zurich
and
Basel, 17,500,000 shares of UBS AG, Zurich
and Basel, with
a par value of CHF 0.10 each and a total value of
CHF 199,898,088.25. In return,
the Corporation has issued,
on a one-to-one basis, 17,500,000 registered shares in the
Corporation with a par value of CHF 0.10 each to the con-
tributor in kind.
9
In connection with the capital
increase dated 28 August
2015, the Corporation acquires from UBS AG,
Zurich and
Basel, 88,825,456 shares of UBS AG, Zurich
and Basel, with
a par value of CHF 0.10 each and a total value of
CHF 968,693,952.29. In return,
the Corporation has issued,
on a one-to-one basis, 88,825,456 registered shares in the
Corporation with a par value of CHF 0.10 each to the con-
tributor in kind.

UBS Group AG
P.O. Box, CH-8098 Zurich
www.ubs.com

© UBS 2026. The key symbol and UBS are among the registered and unregistered trademarks of UBS. All rights reserved.

This Form 6-K
is hereby incorporated
by reference into
the registration statements
of UBS Group
AG
on Form F-3 (Registration Number 333-293403) and on Form S-8 (Registration Numbers 333-200634;
333-200635;
333-200641;
333-200665;
333-215254;
333-215255;
333-228653;
333-230312;
333-
249143 and 333-272975), and into each
prospectus outstanding under any of the foregoing
registration
statements.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
UBS Group AG
By: /s/ David Kelly
_
Name:
David Kelly
Title:
Managing Director
By: /s/ Ella Copetti-Campi
_
Name:
Ella Copetti-Campi
Title:
Executive Director
Date:
May 5, 2026